EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Net loss	(24,972)	(36,280)	(51,929)	(80,273)	(49,903)	(80,440)	(93,364)
Add: fixed charges	608	711	729	6,467	12,335	9,237	7,440

Earnings as defined	(24,364)	(35,569)	(51,200)	(73,806)	(37,568)	(71,203)	(85,924)

Fixed charges:
Interest expensed and capitalized	435	502	544	5,988	11,240	8,518	6,567
Estimated interest component of rent	173	209	185	479	1,095	719	873

Total fixed charges	608	711	729	6,467	12,335	9,237	7,440

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.